UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2002, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company, the Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

     THE PROFIT SHARING RETIREMENT PLAN
     OF THE PROCTER & GAMBLE
     COMMERCIAL COMPANY

     FINANCIAL STATEMENTS FOR THE YEARS ENDED
     JUNE 30, 2002 AND 2001 AND
     SUPPLEMENTAL SCHEDULE AS OF JUNE 30, 2002
     AND INDEPENDENT AUDITORS' REPORT

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits, June 30, 2002 and 2001      2

  Statements of Changes in Net Assets Available for Benefits
    for the Years Ended June 30, 2002 and 2001                                 3

  Notes to Financial Statements for the Years Ended
    June 30, 2002 and 2001                                                     4

SUPPLEMENTAL SCHEDULE:

   Schedule of Assets Held at End of Year, Schedule H, Line 4i
       of Form 5500, June 30, 2002                                            10

SUPPLEMENTAL SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required:

  Reportable Transactions

  Assets Acquired and Disposed of Within Plan Year

  Party-in-Interest Transactions

  Obligations in Default

  Leases in Default

INDEPENDENT AUDITORS' REPORT


To The Procter & Gamble Master
  Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (the "Plan") as of June 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/S/ DELOITTE & TOUCHE LLP
-------------------------
DELOITTE & TOUCHE LLP
Cincinnati, Ohio
November 22, 2002

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2002 AND 2001
----------------------------------------------------------------------------------------------
                                                                        2002           2001
ASSETS:
  Cash equivalent                                                   $ 2,330,192
  Investments, at fair value:
    The Procter & Gamble Company common stock                        21,848,413
    The J.M. Smucker Company common stock                               165,110
    Mutual funds                                                     12,321,722
    Investment in The Procter & Gamble Master Savings Trust                        $30,723,506
  Company contributions receivable                                    2,577,657      2,725,775
                                                                    -----------    -----------
    Total assets                                                     39,243,094     33,449,281

LIABILITIES - Accrued administrative expenses                                           32,475
                                                                    -----------    -----------


NET ASSETS AVAILABLE FOR BENEFITS                                   $39,243,094    $33,416,806
                                                                    ===========    ===========

See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
----------------------------------------------------------------------------------------------
                                                                        2002           2001
ADDITIONS:
  Investment income:
    Net appreciation in fair value of investments                   $ 4,974,809
    Interest and dividend income                                        210,347
    Equity in net income (losses) of the Procter & Gamble
      Master Savings Trust                                             (119,394)   $   718,944
                                                                    -----------    -----------
          Total investment income                                     5,065,762        718,944
  Company contributions (net of forfeitures)                          2,581,505      2,744,525
                                                                     ----------    -----------
    Total changes                                                     7,647,267      3,463,469
                                                                     ----------    -----------

DEDUCTIONS:
  Distributions to participants                                       1,805,986      3,566,677
  Administrative expenses                                                14,993         51,413
                                                                    -----------    -----------
    Total deductions                                                  1,820,979      3,618,090
                                                                    -----------    -----------

NET INCREASE (DECREASE)                                               5,826,288       (154,621)

NET ASSETS AVAILABLE FOR  BENEFITS:
  Beginning of year                                                  33,416,806     33,571,427
                                                                    -----------    -----------

  End of year                                                       $39,243,094    $33,416,806
                                                                    ===========    ===========

See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The following brief description of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      GENERAL - The Plan is funded through contributions by The Procter & Gamble Commercial Company, Procter & Gamble Pharmaceuticals, Inc. and Olay Company, Inc. (hereinafter collectively referred to as the "Plan Sponsors"). The Plan Sponsors are wholly-owned subsidiaries of The Procter & Gamble Company ("Company" or "P&G"). Substantially all employees of the Plan Sponsors are eligible to participate in the Plan upon completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      CONTRIBUTIONS AND VESTING - The Plan Sponsors make contributions to the Plan each year based upon the amount of compensation and number of credit service years of each Plan participant, as defined by the Plan agreement, up to specified limitations. The Plan Sponsors' contributions are calculated by applying the relevant participation percentage to the total compensation, both as defined by the Plan. Participants are not permitted to make contributions to the Plan. The following schedule details the participation percentages by years of service.


                                        Participation
           Years of Service              Percentage

           1-3                                8%
           4-6                                9%
           7-8                               10%
           9-10                              11%
           11-12                             12%
           13-14                             13%
           15 or more                        14%


      Participants are vested 100% upon completion of five years of service. Participants are also 100% vested in their accounts upon termination for disability, early or normal retirement, death, and also upon attainment of 65 years of age, regardless of years of service.

      DISTRIBUTIONS - Distributions of Plan benefits may be made in a lump sum or in installment payments over a period not to exceed ten years after the date of death, termination, retirement, or disability. Prior to April 1, 2001, participants could elect to receive installment payments over a period not to exceed fifteen years. Distributions payable to participants as of June 30, 2001 were approximately $123,700.

      FORFEITURES - Participants who terminate service prior to vesting forfeit their account balance. If the participant is rehired prior to a five-year break in service, as defined by the Plan, the amount that was forfeited is restored to the participant's account. Forfeited amounts are used to reduce the Plan Sponsors' annual contributions.

      PARTICIPANT ACCOUNTS - As described in the Plan document, participants may allocate contributions made to their account. As of January 1, 2002, and after conversion to the current trustee from the prior trustee, participants can allocate their account in one or all of the following investment options offered by the plan:

         AMERICAN CENTURY HERITAGE FUND - The prospectus states that this fund invests in a portfolio of equity securities issued by small to medium companies.

         J.P. MORGAN PRIME MONEY MARKET FUND - The prospectus states that this fund invests in short length maturity, interest-bearing instruments.

         J.P. MORGAN BOND FUND - The prospectus states that this fund invests in a diversified portfolio of publicly and privately traded corporate, government, private placement, asset backed, and mortgage backed bonds.

         PUTNAM INTERNATIONAL GROWTH FUND - The prospectus for this fund indicates that it invests in a diversified portfolio of equity securities of foreign corporations.

         J.P. MORGAN DISCIPLINED EQUITY FUND - The prospectus states that this fund invests in equity securities of approximately 300 domestic large company stocks.

         COMPANY STOCK FUND - This fund invests in shares of The Procter & Gamble Company common stock.

         J.P. MORGAN DIVERSIFIED FUND - The prospectus states that this fund invests in both equity and fixed-income securities.

      Prior to January 1, 2002 and until conversion to the current trustee from the prior trustee, participants could allocate their account in one or all of the following investment options offered by the Plan:

         ENHANCED CASH FUND - The prospectus states that this fund invests in short to medium length maturity interest-bearing instruments.

         COMPANY STOCK FUND - This fund invests in shares of The Procter & Gamble Company common stock.

         ACTIVE FIXED-INCOME CORE FUND - The prospectus states that this fund invests in a diversified portfolio of publicly and privately traded corporate, government, international and mortgage backed bonds.

         DISCIPLINED EQUITY FUND - The prospectus states that this fund invests in equity securities of approximately 300 domestic, large company stocks.

         DIVERSIFIED FUND - The prospectus states that this fund invests in both equity and fixed-income securities.

         SMALL COMPANY FUND - The prospectus states that this fund invests in a portfolio of equity securities issued by small companies.

         EAFE EQUITY CORE FUND - The prospectus states that this fund invests in a diversified portfolio of equity securities of foreign corporations.

      THE J.M. SMUCKER COMPANY COMMON STOCK - In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company's shareholders and subsequently merged into The J.M. Smucker Company ("Smuckers"). As a result of the spin-off, participants holding P&G common stock received one share of Smuckers stock for each fifty shares of P&G common stock. The cost basis of P&G common stock prior to the Smuckers spin-off was allocated between P&G common stock held and the Smuckers common stock received. Participants are not permitted to purchase additional shares of Smuckers.

      PLAN TERMINATION - Although it has not expressed any intent to do so, the Plan Sponsors have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, participants will become fully vested in their accounts and the net assets of the Plan will be distributed in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accompanying financial statements are prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in the Company common stock is valued at the closing price on established security exchanges. The Plan's investment funds (funds) are valued by the fund manager, JP Morgan Investment Management, Inc., based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each plan participating in the Master Trust by PNC Bank, Ohio, N.A., (PNC Bank), the trustee of the Plan and to each participant's account by the Plan's record keeper.

      EXPENSES OF THE PLAN - Fees charged by the investment manager are paid by the Plan, while all other fees are paid by the Company.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      The Plan invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      ACCOUNTING POLICIES - On July 1, 2000, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The adoption of this standard did not have a material effect on the Plan's financial statements.

3.    INCOME TAX STATUS

      The Plan is exempt from Puerto Rico income taxes under the provisions of
      Section 165(a) of the Puerto Rico Income Tax Act of 1954, as amended. The Plan is also a qualified employees' trust under Section 401(a) of the Internal Revenue Code (IRC) and, as such, is exempt from federal income taxes under Section 501(a). The Plan has been amended since receiving the latest determination letters. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Income Tax Act of 1954 and the IRC. Therefore, they believe that the Plan was qualified and tax-exempt as of June 30, 2002 and 2001 and no provision for income taxes has been reflected in the accompanying financial statements.

4.    INVESTMENTS

      The following is a summary of the Plan's investments for the year ended June 30, 2002. Investments that represent five percent or more of the Plan's net assets are separately identified.

      Description                                        2002

      Company common stock**                        $ 21,848,413
      J.P. Morgan Diversified Fund**                   8,577,000
      J.P. Morgan Disciplined Equity Fund**            2,694,649
      J.P. Morgan Money Market Fund**                  2,330,192
      J.P. Morgan Bond Fund                              452,917
      American Century Heritage Fund                     411,158
      Putnam International Growth Fund                   185,998
      The J.M. Smucker Company common stock              165,110
                                                    ------------
      Total                                         $ 36,665,437
                                                    ============

**Denotes investments representing five percent or more of the Plan's net assets.


      Interest and dividend income and changes in the Plan's investments after January 1, 2002, which include investments bought and sold as well as held during the year ended June 30, 2002, consist of the following:

                                                                2002

      Dividend income                                       $   189,309
      Interest income                                            21,038
                                                            -----------
                                                            $   210,347
                                                            ===========
      Net appreciation (depreciation) in fair value of:
        Mutual funds                                        $(1,348,603)
        Common stock                                          6,323,412
                                                            -----------
                                                            $ 4,974,809
                                                            ===========

5.    INTEREST IN MASTER TRUST

      Effective January 1, 1993, the Company formed the Master Trust in accordance with a master trust agreement with PNC Bank. Effective January 1, 2002 and upon conversion to American Century, the Plan no longer participates in the Master Trust.

      Use of a master trust permitted the commingling of various Company-sponsored defined contribution plans for investment and administrative purposes. Although assets were commingled in the Master Trust, PNC Bank maintained records for the purpose of allocating contributions and changes in net assets of the Master Trust to participating plans based upon each plan's proportionate interest in the Master Trust. The following represents the plan fiscal year 2002 and 2001 audited financial information regarding the net assets and investment income of the Master Trust:

      Investment income (loss) from the Master Trust for the six-month period ended December 31, 2001 is summarized as follows:

                                                          COMPANY          JP MORGAN
                                                         STOCK FUND          FUNDS           TOTAL
      Net appreciation (depreciation) in fair value
        of investments                                 $ 10,804,881     $ (5,127,681)    $  5,677,200
      Dividends                                             648,023                           648,023
      Interest                                               27,336           52,643           79,979
                                                       ------------     ------------     ------------

      Total                                            $ 11,480,240     $ (5,075,038)    $  6,405,202
                                                       ============     ============     ============

      Plan's equity in net earnings (losses) of        $  3,834,194     $ (3,953,588)    $   (119,394)
        Master Trust                                   ============     ============     ============



      Assets of the Master Trust at June 30, 2001 are summarized as follows:

                                                          COMPANY          JP MORGAN
                                                         STOCK FUND          FUNDS           TOTAL
      Investments, at fair value                       $ 54,559,876     $138,296,264     $192,856,140
      Accrued interest and dividends                             22               54               76
                                                       ------------     ------------     ------------

      Total                                            $ 54,559,898     $138,296,318     $192,856,216
                                                       ============     ============     ============

      Plan's investment in Master Trust                $ 14,291,021     $ 16,432,485     $ 30,723,506
                                                       ============     ============     ============
      Plan's percentage ownership interest in
        Master Trust                                             26 %             12 %             16 %
                                                       ============     ============     ============

      Investments, at fair value, held by the Master Trust at June 30, 2001 are summarized as follows:
                                                          COMPANY          JP MORGAN
                                                         STOCK FUND          FUNDS           TOTAL
      The Procter & Gamble Company common
        stock                                          $ 54,559,876                      $ 54,559,876
      Mutual Funds                                                       138,292,253      138,292,253
      Short-term investments                                                   4,011            4,011
                                                       ------------     ------------     ------------

      Total investments at fair value                  $ 54,559,876     $138,296,264     $192,856,140
                                                       ============     ============     ============


      Investment income(loss) from the Master Trust for the year ended June 30,
      2001 is summarized as follows:
                                                          COMPANY          JP MORGAN
                                                         STOCK FUND          FUNDS           TOTAL
      Net appreciation (depreciation) in fair value
        of investments                                 $  6,471,911     $(12,145,773)    $ (5,673,862)
      Dividends                                           1,234,104                         1,234,104
      Interest                                                3,044                             3,044
                                                       ------------     ------------     ------------

      Total                                            $  7,709,059      (12,145,773)    $ (4,436,714)
                                                       ============     ============     ============

  Plan's equity in net earnings (losses) of            $  1,717,684     $   (998,740)    $    718,944
                                                       ============     ============     ============
    Master Trust



6.    CLASS ACTION LAWSUIT

      During March of 2000, a class action lawsuit was filed against The Procter & Gamble Company by shareholders of common stock. The class was certified on October 29, 2001 by the United States District Court for the Southern District of Ohio, Western Division (the "Court"), and a settlement of $49,000,000 has been approved. The Plan joined the class of plaintiffs on March 25, 2002. Once the allocation of the settlement is determined and approved by the Court, the Plan will receive its portion of the settlement to allocate to participant accounts.

                                    * * * * *

THE PROFIT SHARING RETIREMENT PLAN OF THE
THE PROCTER & GAMBLE COMMERCIAL COMPANY

SCHEDULE OF ASSETS HELD AT END OF YEAR (SCHEDULE H, LINE 4I OF FORM 5500)
JUNE 30, 2002
--------------------------------------------------------------------------------

INVESTMENT                                               FAIR VALUE

Procter & Gamble common stock                          $ 21,848,413
J.P. Morgan Diversified Fund                              8,577,000
J.P. Morgan Disciplined Equity Fund                       2,694,649
J.P. Morgan Money Market Fund                             2,330,192
American Century Heritage Fund                              411,158
Putnam International Growth Fund                            185,998
J.P. Morgan Bond Fund                                       452,917
The J.M. Smucker Company common stock                       165,110
                                                       ------------

                                                       $ 36,665,437
                                                       ============

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                                        The Profit Sharing Retirement Plan
                                        of The Procter & Gamble Commercial
                                        Company



Date:  December 20, 2002               /S/ THOMAS J. MESS
                                        ------------------------------------
                                        Thomas J. Mess
                                        Secretary, Trustees of The Profit
                                        Sharing Retirement Plan of The
                                        Procter & Gamble Commercial Company






                                 EXHIBIT INDEX

Exhibit No.                                                         Page No.

      23                 Consent of Deloitte & Touche